UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	333-171547

COLT DEFENSE LLC

COLT FINANCE CORP.

(Exact name of registrant as specified in its charter)

547 New Park Avenue, West Hartford, CT 06110, (860) 232-4489

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8.75% Senior Notes due 2017

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒**

Approximate number of holders of record as of the certification or notice date: 0

** The registrant is currently a voluntary filer.  The 8.75% Senior Notes due 2017 were held of record by one person as of January 1, 2014.

Pursuant to the requirements of the Securities Exchange Act of 1934, Colt Defense LLC and Colt Finance Corp. have caused this certification/notice to be signed on their behalf by the undersigned duly authorized person.

Date:	January 19, 2016	By:	/s/ Scott Flaherty
Scott Flaherty
Senior Vice President and Chief Financial Officer